JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)
August 8, 2007
By EDGAR

Mark P. Shuman, Esq.
Divison of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Opticon Systems, Inc.
Commission File No. 000-52488
Registration on Form 10-SB, Amendment No. 2

Dear Shuman:

Thank you for your comments on Amendment No. 1 to the above referenced registration statement. Submitted concurrently herewith are the following:

1. Amendment No. 2.
2. A marked copy of Amendment No. 2, in accordance with Reg. S-T, Item 310.
3. A legal analysis as requested by Comment 7 in your comment letter dated June 19, 2007.

The registrant appreciates being made aware of the negative and incorrect inferences that a reader might draw from Amendment No. 1. The registrant has provided in the current amendment additional detail which is believes will foreclose the opportunity to reach such incorrect conclusions.

The registrant has made the changes outlined below in response to your comments of June 19. In order to facilitate your consideration of these responses, each of your comment is set forth verbatim below preceded by "Your Comment", followed by the registrant's "Response".

General

Your comment I. In your response letter, you regularly refer to pages numbers where we may locate the changes that you state that you have made. But you do not include any page numbers on the amended Form 10-SB. [In] future filings, please include page numbers.

Response. It was our understanding that our EDGAR filing agent would insert page numbers. I have assured the page numbers have been inserted in the current amendment.

Your comment 2. With your amendment, you submitted a document that is captioned as a marked copy. This document does not conform to the requirements of Item 310 of Regulation S-T, as it does not mark the changes that were made in the amendment. The failure to provide this marked copy significantly increased the time required to complete our review of your document. Your next amendment must be accompanied by a marked copy of the filing that conforms to Item 310 of Regulation S- T. You must either include the appropriate codes to designate each paragraph where a change was made from the text of amendment I, or you should mark the specific changes within each paragraph, if you submit an HTML format document. The submission of an HTML format document that is appropriately marked will expedite our review.

Response. Our EDGAR filing agent has confirmed that as far as it can determine the marked HTML version contained the appropriate "r tags" before and after each paragraph in which changes were made as specified in Reg. S-T, Item 310. I have been assured that "r tags" precede each new paragraph and change within each paragraph in the current filing, as required by Reg. S-T, Item 310.

3116 West North A Street ® Tampa, Florida 33609-1544 ® 813–874–8854 ® Cell 813–892–5969
Fax 800–310–1695 ® e-mail: jmorris8@tampabay.rr.com; jackson.morris@rule144solution.com
www.Rule144Solution.com

Mark P. Shuman, Esq.
Division of Corporation Finance
August 9, 2007

Your comment 3. Update the financial statements contained in your filing to conform to the requirements of Item 310(g) of Regulation S-B. Ensure that the remainder of the document, including but not limited to Management's Discussion and Analysis is updated accordingly.

Response. The financial information and Management's Discussion and Analysis have been updated for the three months ended March 31, 2007.

Your comment 4. Please note that the Form 10-SB became effective by lapse of time on Tuesday, May 1, 2007 and that the Form 10-QSB for the three months ended March 31 , 2007 was due on Friday, June 15, 2007 pursuant to rule 13a-13. Please file this report immediately.

Response. The Form 10-QSB for the nine months ended March 31 , 2007 has been filed.

Item 1. Description of Business

Our Corporate History and Organization

Your comment 5. The initial reference to the "acquisition of the Opticon Network Manager Software" should be expanded to indicate concisely that the software had previously been licensed to at least sixty other companies and continues to be used by those other companies under perpetual, paid-up licenses. Throughout your filing, revise the phrase "acquisition of the Opticon Network Manager Software" to convey to the reader that what was acquired was software technology subject to pre-existing perpetual, paid-up licenses held by a large number of established companies that previously used the software.

Response. Because of the confusion that could be introduced into the text by repeated digressions in the text to clarify and prevent the negative and incorrect inferences which may be drawn from the disclosures in the prior amendment, the registrant has inserted a new description entitled "Licenses of the Opticon Network Manager Software by Corning Cable". Please note that those licenses do not impose any restrictions or limitations on the registrant's ownership and use of the software. The licenses are analogous to the effect the sale of a single copy of a book has on the author's right, title and interest in the copyright work. See page 2.

Your comment 6. Please see our prior comment 4 of our letter of April 3, 2007. Given Mr. Talari's involvement on both sides of the Hathaway/FutureTech transaction. disclosure of the details of that transaction is deemed material to investors.

Response. Although the registrant believes that its previous effort to disclose that Mr. Talari exercised control by stock ownership over FutureTech and Hathaway, and subsequently over the registrant was adequately disclosed in the previous amendment, the second paragraph under the heading "Our Corporate Organization and History" has been significantly expanded to reiterate the disclosures previously made. And, a table has been added which reiterates the narrative disclosure. See page 1.

Your comment 7. Comment 7 of our letter dated April 3, 2007, requested that, in the event that you do not intend to register the spin-off of the Opticon stock under the Securities Act of 1933, you provide us with a detailed analysis of why you believe registration is not required. Simply setting forth the five point test in Staff Legal Bulletin No. 4 and stating that you comply with all five points is not sufficient. You should provide a legal analysis of the facts of your proposed transaction and explain why you believe each of the five conditions is satisfied. For example, we are unable to locate an information statement conforming to the requirements of Regulation 14C that would be provided to the Hathaway shareholders in connection with the proposed spin off.

Response. The registrant believed that the facts supporting each point of the test were adequately described in the registration statement. Notwithstanding this information in the registration statement, and as noted above, I am submitting concurrently a legal opinion of the of the proposed spin off transaction and the Staff Legal Bulletin does not require the Regulation 14C information to be distributed to Hathaway's stockholders.

Mark P. Shuman, Esq.
Division of Corporation Finance
August 9, 2007

Your comment 8. We reissue comment 11 of our letter dated April 13, 2007 in part. Claims regarding superior product performance should be clarified. For example, you assert that your software ”significantly reduces the time and expense required to install, manage, maintain and repair a fiber optic cable system". The scope of this claim is not clear, nor is adequate support for the claim provided. Although you believe that your software is the only product available that isolates line breaks within five feet or provides GPS coordinates for the breaks, it is unclear whether other features of the product that are discussed under the heading "advantages of our technology" are offered by competitors. The basis for and source of the apparent claim that alternative technologies require eight road crews compared to 1.5 crews for your technology, is unclear. Tell us how you concluded that it requires up to 45 days longer to provide service to a customer that does not use your technology, and provide information regarding the speed advantage in the usual instance.

Response. The registrant has gone to great lengths to distinguish the features and functionality of its software from competing products. This amendment contains further descriptive information on this subject. In fact, none of the competing products track fiber optic strands. They only identify network hardware, such as switches and routers. See page 4 and "our business", in general.

Your comment 9. Your filing refers to the not-yet-developed R4 system as a "product". We refer to the text under the subheading "our products" stating that you have "two product systems", for example. Revise to state consistently that the R4 system is a proposed product. Tell us how you determined that the system is 75% completed. In the filing, explain to investors what is meant by 75% completion and discuss what must be accomplished to complete the product development. Discuss your reasonable expectations for the completion of product development and describe any material risks that you will not be able to complete the product development. You provide a timeline for completion of a demonstration system, beta version and general availability, but this is tied to a "funding" event that is not described. Additionally, there is no reference to financial needs for product development funding, in the Liquidity and Capital Resources section of your Management's Discussion and Analysis, though we note that you refer to plans to raise $5 million in private equity capital. Revise to disclosure your needs for capital and to more fully discuss your plans to address those needs.

Response. Descriptions of the R4 version as a product have been modified to reflect that it is subject to completion and is a proposed product. We have added an explanation that the work remaining to be done on the R4 version is writing source code and testing the object code, as well as stated that this level of development is seventy-five percent completion by software industry standards. The only material risk the registrant will be unable to complete the development is the risk that it will be unable to obtain funding for programmers and computer equipment. Because the R4 version is a second generation of the R3 version, there is no risk, absent funding, of being unable to create the computer programs. An apt analogy is to compare Windows 2000 to Windows XT. Cross reference is made to the plan for funding now described in Liquidity and Capital Resources. See page 6.

Your comment 10. Please prominently disclose in a risk factor your current reliance upon a mature technology that has been discontinued by its developer and that was previously licensed on a perpetual, paid-up royalty basis to what appears to be entities that represent a significant portion of your potential customer base. Ensure that you discuss the potential adverse effect of these circumstances on potential investors.

Response. As noted above, the registrant has expanded the discussion of the impact existing licenses from Corning Cable have on it business - none - in a separate section. Likewise, to avoid erroneous negative inferences regarding Corning Cable's termination of its business related to the Opticon Network Manager, the registrant has included disclosure under "Corning Cable's Termination Of Its Business Related To The Opticon Network Manager Software" regarding Corning Cable's the public disclosures of Corning Incorporated's restructuring of which the Opticon Network Manager was a victim and the letter Corning Cable sent to its licensees. Even though the Opticon Network Manager has been marketed since 1995 and in that regard may be considered a "mature technology", the registrant has modified its disclosure regarding marketing to more clearly distinguish the specific MSO market into which Corning Cable licensed the software to sixty participants (some of them major participants) to make clear that its focus for new licenses is not on that market, but on other markets, which it believes are in the aggregate, far larger than the market participants who already hold licenses to the Opticon Network Manager. See page 2, 7 and 8.

Mark P. Shuman, Esq.
Division of Corporation Finance
August 9, 2007

Your comment 11. Clarify whether the Opticon Cable Management System requires the use of the Oracle database and the Map Index software in order to operate as described. If the third- party software is necessary, disclose whether or not the system comes with licenses for the use of these systems by your customers or whether the customers will have to obtain the licenses. If your software does not require the third-party technology, disclose how it will operate in the absence of the Oracle database and the MapIndex software.

Response. This clarification has been added. See page 6.

Your comment 12. Please refer to comment 16 of our comment letter dated April 3, 2007. You have not yet identified the countries in which Anritsu plans to market the Opticon Network Manager systems. The text added to the filing states only that Anritsu has not informed you of where it intends to market the system, and that there on no geographic restrictions in the marketing agreement. Please collect the requested information concerning the countries where Anritsu plans to market your product) and provide disclosure that is responsive to the prior comment. The requested information will afford investors with an understanding of the geographic scope of the marketing arrangements and the geographic area for the probable marketing activities of your agent.

Response. The Anritsu agreement will expire in September. Neither party intends to renew and no sales have been made. This is now explained in the registration statement. See page 10.

Your comment 13. Expand the information under the sub-heading "Our Intellectual Properties and Its Protection" to explain the nature of the referenced copyrights, the apparent limited scope of your technology ownership and the duration of the copyrights. Your technology was previously licensed to others, and the lack of a reference to these arrangements suggests exclusivity which apparently does not exist. Ensure that the impact of the prior licenses on the copyright ownership is clarified.

Response. Copyrights have been identified as common law copyrights. As noted above, the existing licenses granted by Corning Cable do not have any impact on the registrant's exclusive right to and ownership of the software. Furthermore, a new section of disclosure entitled "What We Purchased From Corning Cable" has been added which identifies the rights acquired from Corning Cable. See page 10.

Your comment 14. The meaning of the single-sentence first paragraph of the sub-heading "Competition" is unclear. Revise the competition section to provide a balanced discussion of your competitive weaknesses. This section currently asserts technological and other superiorities to competitors, yet you have not generated any revenues. As such, your assertions of demonstrated technical superiority and your claim that your have a thirty to thirty-six month lead over your competitors appear unwarranted. Revise throughout to provide a concise and candid explanation of your competitive position. Portions of the current discussion rely upon technical terms. Please revise so that the explanation of your competitive position will be readily understandable to someone who is not familiar with your industry or your company.

Response. The incomplete, introductory sentence (an undetected artifact from the original filing) has been deleted. The assertion of competitive advantages has been clearly tied to the fact that the R3 version has been in use for a number of years at up to 150 installations, even though the registrant does not derive any financial advantage or revenue from Corning Cable's licensees. Furthermore, clarification has been added that no competitor exists anywhere in the world, to management's knowledge, that offers the capabilities of the Opticon Network Manager software to fiber optic cable operators. The information about Telcordia is included only because the R4 version is designed to manage a hybrid network of fiber and copper cable and Telcordia's products do manage copper cable networks, even though they do not manage fiber optic networks. The reference to "lead" time is based on the length of time it took Corning Cable to develop the R4 version to seventy-five percent completion. Management believes any potential competitor starting from scratch (which management believes all would need to) would require approximately the same time Corning Cable required. See page 10 and 11.

Item 2. Management's Discussion and Analysis
Significant Accounting Policies and Estimates

Mark P. Shuman, Esq.
Division of Corporation Finance
August 9, 2007

Your comment 15. Please see Release 33-8350 dated December 28, 2003 with regard to the matter of "Critical Accounting Estimates." This section of the release discusses what the staff intended to be included in such discussions. Please note the following text of that Release:

"When preparing disclosure under the current requirements, companies should consider whether they have made accounting estimates or assumptions where:
· the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
· the impact of the estimates and assumptions on financial condition or operating performance is material.
If so, companies should provide disclosure about those critical accounting estimates or assumptions in their MD&A."

Please note that the significant points in the decision to include items in the discussion of Critical Accounting Estimates are that they are both uncertain and susceptible to change as well as being material. It is unclear to us how such matters as Income Taxes and Earnings (Loss) per Share warrant discussion in this section. Please revise or advise.

Response. The topic has been reassessed to limit it to factors which affect the registrant. See page 13.

Plan of Operations

Your comment 16. Please revise this section to discuss your plan of operations, in the event you are not able to raise any additional funding. Please address each of the factors discussed in (a)(l)(i)-(iv) of Item 303 of Regulation S-B in providing this response. The information regarding your plan of operations in the absence of the additional funding should precede any plan of operations that assumes that you will raise additional capital.

Response. The registrant has added a note that it believes it can continue in business for twelve months of limited operations with the balance of the line of credit from Mr. Talari. See page 14 and 15.

Your comment 17. You express a belief that you will be able to sell a minimum of $500,000 of the network manager software in the first twelve months of operation after funding. Disclose the reasonable basis on which this claim is made, or remove the claim. Similarly, disclose the reasonable basis for your belief that you will be able to obtain two consulting firms as resellers. Given the lack of any arrangements with such consultants, it appears unlikely that you will be able to establish a reasonable basis for your expectation that $2 million of revenues will be received within the first 12 months after funding- Please remove this claim, or provide specific support for the reasonable basis for that projection. Please refer to Item 10( d) of Regulation S-B in formulating your response.

Response. The identified disclosures have been removed. See page 14 through 16.

Your comment 18. You discuss a plan to raise five million dollars through unregistered sales of securities. Disclose the time frame when you intend to seek such capital. In your response letter tell us whether you have made any plans or arrangements with respect to such an offering of your securities, as well as the terms of any such proposed offering. In considering the disclosure about such capital formation activities that is provided in the registration statement, you may wish to refer to Rule 135c.

Response. Rule 135 under the Securities Act of 1933 available at gaoaccess.gov does not contain a subsection "c". Nevertheless, the registrant did not intend the disclosures to be a "notice of proposed registered offering". Registration, as well as an exempt offering are simply options that the registrant may avail itself of in an attempt to obtain funding. The registrant has not formed any plan to conduct a public offering. The disclosure is now limited to a possible exempt offering. See page 15.

Your comment 19. Please see prior comment 22 of our letter dated April 3, 2007. Your response indicates that Bentley Securities continues to hold the warrants issued in June of 2006 despite the termination of your agreement with them. It would appear that this series of transactions is material to the understanding and appreciation of the management of Opticon and that disclosure should be made as requested in our prior comment.

Mark P. Shuman, Esq.
Division of Corporation Finance
August 9, 2007

Response. The Bentley Securities transaction has been summarized under "Plan of Operations", subcaption "Our previous effort to obtain funding". See page 15.

Item 3. Description of Property

Your comment 20. Expand this section to discuss the facilities currently used in your activities and the arrangements by which your use of those facilities is obtained. With respect to facilities you may obtain in the future, clarify, if true that the three-year lease you reference has not been entered into.

Response. Omission of current office arrangements was an oversight that goes back to the original filing. A description of the registrant's current arrangements for office space - which has changed since the first amendment - has been included. Disclosure has been added to clarify that the registrant does not have a lease for the larger facility, and the facility may not be available at the time, if ever, the registrant is in a position to enter into a lease. See page 16.

Item 4- Security Ownership of Certain Beneficial Owners and Management

Your comment 21. In prior comment 24 of our letter dated April 3, 2007, we requested a list of persons holding five percent or more of the shares of Hathaway. Although you disclose that Mr. Talari holds 41-8% of Hathaway's shares, it is unclear whether there are other five percent holders. Please identify each additional five percent holder by name, together with the number and percentage of share ownership held by each such person, or confirm to us that there are no additional such persons. Additionally, in your response letter, tell us the number of record shareholders of Hathaway.

Response. Mr. Talari (including FutureTech) is the only persons who own more than five percent of Hathaway's shares. Hathaway has 30 stockholders of record and an estimated 370 holders of stock in street name. See page 17.

Item 8. Description of Securities

Your comment 22. Please see Note 13 to your financial statements, "Commitments and Contingencies" part "e" of which states that the chief operating officer and a vice president of Opticon have pre-emptive rights in that they have agreements that provide them with the right to maintain a 4% interest in Opticon's outstanding stock by purchasing shares at a price of $0.00033 per share. Please revise to delete the statement that there are no pre-emptive rights and to disclose the rights held by these two officers. Please also insert a suitably captioned risk factor to reflect this restriction upon the rights of common shareholders and potential impediments to future capital formation.

Response. Thank you for identifying this apparent conflict, even though the rights of management are contractual rights to purchase rather than pre-emptive rights granted by statute or charter. As result of your comment, management has addressed the negative consequences of the contractual rights - which have been eliminated. A risk factor has been added to disclose that the registrant does not now have any personnel with prior experience in the business. See page 12.

Item 4. Recent Sales of Unregistered Securities

Your comment 23. Please expand the disclosure herein to include specific and reasonably detailed information about the factual and legal basis for the filer's belief that the claimed exemption from registration was available with respect to each transaction discussed.

Response. The disclosure has been revised to specifically address in reasonable detail the facts surrounding the sales of unregistered securities - sales have been limited to affiliates and experienced investors. The things not done that if done would have resulted in a loss of the Section 4(2) exemption have not been described. Because Abacus did not acquire any of the registrant's securities, disclosure about Abacus has been removed from this section to MD&A. See page 22 and 23.

Mark P. Shuman, Esq.
Division of Corporation Finance
August 9, 2007

Thank you for your review of this amendment. The registrant hopes you will be satisfied with it and have no further comments.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc: Opticon Systems, Inc.